RBC Capital Markets, LLC

200 Vesey Street

New York, New York 10281

October 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:  Melanie Singh and James Lopez

Re: LAVA Medtech Acquisition Corp.

Registration Statement on Form S-1

File No. 333-259983

Dear Melanie Singh and James Lopez,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of LAVA Medtech Acquisition Corp. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 4:00 p.m. EST on Tuesday, October 26, 2021, or as soon as thereafter practicable.

Sincerely,

RBC CAPITAL MARKETS, LLC

As Representative of the several Underwriters

By:	/s/ Michael Ventura

Name:	Michael Ventura
Title:	Managing Partner